EXHIBIT 23
Consent of Independent Registered Public Accounting Firm
Administrator of the LaCrosse Footwear, Inc. Employees’ Retirement Savings Plan:
     We consent to the incorporation by reference in the Registration Statements Numbers 333-125712, 333-106067, 333-2702, and 33-77518 on Form S-8 of LaCrosse Footwear, Inc. of our report dated May 10, 2006 with respect to the statements of net assets available for benefits of the LaCrosse Footwear, Inc. Employees’ Retirement Savings Plan as of December 31, 2005 and 2004, the statement of changes in net assets available for benefits for the year ended December 31, 2005, and the related supplemental Schedule H, line 4i- Schedule of Assets Held For Investment at End of Year as of December 31, 2005, which report appears in this Annual Report of the LaCrosse Footwear, Inc. Employees’ Retirement Savings Plan on Form 11-K.
McGLADREY & PULLEN, LLP
Minneapolis, Minnesota
June 29, 2006